82-5097

02 OCT -9 AM 9:33

AQUARIUS
PLATINUM LIMITED

02055326

FACSIMILE TRANSMISSION

Date:	9 October 2002
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Melissa Sturgess
Number of Pages:	31 (Including this cover page)
Re:	**Aquarius Platinum Limited – File # 82-5097**

SUPPL

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

dlw 10/10

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

9 October 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP109	26 August 2002	ASX & LSE	Announcement	Aquaris Announces 10% Increase in Net Profit - Declares US$0.04 Dividend, including Appendix 4b

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

02-5071

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	26 August 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	29	(Including this cover page)
Re:	**ANNOUNCEMENT:**	
	AQUARIUS ANNOUNCES 10% INCREASE IN NET PROFIT - DECLARES US $ 0.04 DIVIDEND	

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.co

82-5047

AQUARIUS
PLATINUM LIMITED

26 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

AQUARIUS ANNOUNCES 10% INCREASE IN NET PROFIT - DECLARES US$0.04 DIVIDEND

Highlights of the year:

Operational

- **Production rises by 48% to 217,296 ounces at Kroondal**
- **Marikana on target for production in 2003**
- **Everest South feasibility study to be completed by end 2002**

Financial

- **Price received decreases by 35 % to US$512 per PGM ounce for the year**
- **Revenues decrease by 2.6%**
- **On mine cash margin 64%**
- **Consolidated profit before tax as a percentage of revenue 40%**
- **Aquarius Group Consolidated net operating profit after tax: US$21.8m, up 10%**
- **Aquarius US$0.04 per share dividend declared, payable on 18th October 2002**

Strategic

- **Restructuring completed, debt reduced to US$42,5 million from US$80.7 million**
- **Acquisition of 50% interest in ZCE Platinum Mines Ltd, 100% owner of Mimosa Mining Company completed**

Aquarius Platinum Limited (Aquarius) wishes to announce a group net profit after interest and tax of US$21.8 million for the year ended 30 June 2002, a 10% increase from last financial year. The result is after charging depreciation and amortisation of US$16.3 million and interest expense of US$5.5 million.

Aquarius has declared a dividend of US$0.04 per share to be paid on 18th October 2002 to shareholders registered at the close of trade on Friday 27th September 2002. The US$3.2 million dividend payment to shareholders will be funded from current cash reserves.

Aquarius achieved a 48% increase in PGM production to 217,296 ounces (146,771 ounces in 2001) during the year following the successful expansion of its Kroondal operations. The

82-5071

benefits of this increased production however has not flowed through to the bottom line due to lower metal prices achieved during the financial year. The average basket price of PGMs decreased to US$512 per oz from US$785 per oz in the previous year. Based on last year's production this would have had the effect of reducing revenue by US$40.1 million while increased production offset this by US$36.1 million. The significant weakening of the South African Rand provided a further cushion with total mining costs remaining constant at US$45 million despite the increase in production.

Aquarius CEO, Mr Stuart Murray said, "Clearly being in the lowest cost quartile of PGM producers whilst metal prices are low has allowed us to continue with our corporate growth profile. Our plans for Marikana and Everest South remain on track. We will continue to ensure that we remain in this cost quartile."

Revenue for the year was US$94.9 million 2.6% down from US$97.4 million in the previous year due to lower metal prices and despite a significant increase in production.

Interest expense for the year was US$5.6 million compared to US$4.5 million last year with the benefits of the reduction in debt following the rationalisation flowing through in the next year.

Depreciation increased to US$5.3 million from US$2.8 million as result of the increase production while amortisation arising from the fair value uplift to mineral properties in Kroondal Platinum Mines Limited increased from US$2.5 million to US$11.0 million. This was off set by the decrease in allocation of profits to the minority interests which reduced to US$0.9 million from US$15.5 million.

Mining operations

Operations resulted in the production of 217,296 ounces of PGMs for the year, an increase of 70,525 ounces over the previous financial year During the year . production of 2.3 million tons came from underground mining and 0.4 million from open pit operations. Cash costs per milled ton for the year were US$11 (ZAR114) from US$14 (ZAR109) in the previous year.

Notwithstanding lower metal prices for the reporting period, the Board of Aquarius remains encouraged by the continued momentum of its operations which is reflected in this year's financial results.

Operational statistics for the year were:

Production:

	ROM tons	Ounces	US$	ZAR
Underground production	2,278,000			
Open-pit production	401,000			
PGMs				
Platinum		133,238		
Palladium		60,682		
Rhodium		22,102		
Gold		1,274		
Total production		217,296		
Cash costs (on mine)				
Per ROM ton			11	114
Per PGM ounce			150	1518

Revenue	Year ended June 2002	Year ended June 2001
PGM average basket price per oz	US$512	US$785

Expansion
The 50% expansion in plant capacity at KPM was completed on schedule and below budget in June 2001. The increased ounces achieved during the year have mitigated the reduced sales revenue due to lower metal prices. The Board believes that, with efficient management of the operations, the increased production should benefit from any increase in metal prices and provides cash flow during lower price conditions.

Development Operations

Marikana Platinum Project
All major construction contracts are in place for the Marikana Project, with completion before the end of 2002. The capital cost of the project at US$61 million (before contingencies) is expected to be within budget.

Commissioning of the concentrator is expected to start from November and continue through December with the first concentrate available for delivery by January 2003. A steady build-up in production is expected during the first half of 2003 to a production level of 155,000 oz PGMs per annum.

Everest South Platinum Project
The Everest South feasibility study is proceeding as planned with completion of the study report scheduled for December 2002.

82-5049

A sampling shaft has been sunk to provide typical ore for test work by Mintek Process plant and infrastructural design is still in a scoping phase, with site selection studies for portal, plant and tailings dams underway. Preliminary designs, which will be confirmed following the Mintek test work, indicate a typical mill-float-mill-float configuration of plant of approximately 250,000 ROM tons per month capacity.

Corporate

Aquarius completed a rationalisation of its South African assets in April of this year. Following the restructure and refinance of the Group, Aquarius holds a 75.0% interest in its South African subsidiary Aquarius Platinum (South Africa) (Pty) Limited (AQPSA) with its partner, Impala Platinum Holdings Ltd, retaining the remaining 25.0% in AQPSA. This rationalisation reduced Group's interest bearing loan portfolio from US$81 million to US$40 million.

In June 2002, Aquarius agreed to purchase 50% of ZCE Platinum Limited (ZCEP) from Zimasco Consolidated Enterprises Limited ("ZCEL") for UK £26,692,307 to be settled by way of the issue of 6,862,658 shares in Aquarius valued at £3.89 per share. ZCEP, which is registered in Mauritius, owns 100% of Mimosa Mining Company (Private) Limited ("Mimosa"), a company registered in Zimbabwe which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe. Impala Platinum Holdings Limited have recently announced that their holding has increased to 50% of ZCEP.

The effective date of the Aquarius acquisition is 1 July 2002. The transaction brings issued share capital to 79,753,892 shares.

Mimosa produced approximately 22,000 oz of PGMs in the 9 months to July 2002 and is currently undertaking an expansion to increase production to 135,000 oz of PGMs per year. This level of production should be achieved by the end of 2003. On current price and cost assumptions, the Mimosa property is forecast to have a life in excess of 30 years following the expansion.

82-5097

A summary of Aquarius Group annual results follows:
Year ended 30 June 2002:

US$'000

	Year ended 30 June 2002	Year ended 30 June 2001
Sale of PGM concentrate	88,499	94,277
Other	6,423	3,131
Total revenue	**94,922**	**97,408**
Cost of sales		
Mining costs	(30,867)	(29,079)
Depreciation	(5,310)	(2,842)
Royalties	(303)	(473)
Total cost of sales	(36,480)	(32,394)
Gross profit	**58,442**	**65,014**
Administrative costs	(4,518)	(3,934)
Amortisation of fair value uplift of mineral properties	(11,001)	(3,669)
Other costs	-	-
Profit from operating activities	**42,923**	**57,411**
Finance costs	(5,557)	(4,475)
Profit before income tax	**37,366**	**52,936**
Income tax	(14,693)	(17,612)
Net profit	**22,673**	**35,324**
Outside equity interests	(903)	(15,545)
Net profit attributable to members	**21,770**	**19,779**

Further information please contact:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

In South Africa:
Walter Vorwerk
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Aquarius Platinum Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	~~Half year~~/financial year ended ('current period')
087 577 893		✓	30/06/02

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $US'000

Revenues from ordinary activities *(item 1.1)*	~~up~~/down	-2.55 %	to	94,922
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	10.07 %	to	21,770
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	10.07 %	to	21,770

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	4 ¢ 2 ¢	- ¢ - ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	4 ¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 27 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

~~**If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.**~~

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $US'000	Previous corresponding period - $US'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	94,922	97,408
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(51,999)	(39,997)
1.3	Borrowing costs	(5,557)	(4,475)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**37,366**	**52,936**
1.6	Income tax on ordinary activities *(see note 4)*	(14,693)	(17,612)
1.7	**Profit (loss) from ordinary activities after tax**	**22,673**	**35,324**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**22,673**	**35,324**
1.10	Net profit (loss) attributable to outside +equity interests	(903)	(15,545)
1.11	**Net profit (loss) for the period attributable to members**	**21,770**	**19,779**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(1,149)	(8,419)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(1,149)	(8,419)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**20,621**	**11,360**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	30.19 cents	31.95 cents
1.19	Diluted EPS	30.19 cents	31.59 cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $US'000	Previous corresponding period - $US'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	22,673	35,324
1.21	(Less) plus outside +equity interests	(903)	(15,545)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**21,770**	**19,779**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $US'000	Previous corresponding period - $US'000
1.23	Revenue from sales or services	88,499	94,277
1.24	Interest revenue	1,264	2,517
1.25	Other relevant revenue		
	– net exchange gain	4,678	614
	– other	481	-
	Total revenue	94,922	97,408
1.26	Cost of sale	(36,480)	(32,394)
	Gross profit	58,442	65,014
1.27	Amortisation of fair value uplift of mineral properties	(11,001)	(3,669)
	Gross profit after amortisation of fair value uplift of mineral properties	47,441	61,345
1.27	Expenses from ordinary activities		
	- Administrative costs	(4,518)	(3,934)
	Profit from ordinary activities	**42,923**	**57,411**
	- Borrowing costs	(5,557)	(4,475)
	Profit from ordinary activities before tax	**37,366**	**52,936**
Capitalised outlays			
1.28	Interest costs capitalised in asset values	3,475	615
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $US'000	Previous corresponding period - $US'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	12,914	3,789
1.31	Net profit (loss) attributable to members (*item 1.11*)	21,770	19,779
1.32	Net transfers from (to) reserves (*details if material*) - Transfer to foreign exchange reserve of controlled entity following its reduction of capital	-	(7,832)
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(4,646)	(2,822)
1.35	**Retained profits (accumulated losses) at end of financial period**	**30,038**	**12,914**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $US'000 (a)	Related tax $US'000 (b)	Related outside +equity interests $US'000 (c)	Amount (after tax) attributable to members $US'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $US'000	Previous year - $US'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	13,283	9,961
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	8,487	9,818

	Condensed consolidated statement of financial position	At end of current period $US'000	As shown in last annual report $US'000	As in last half yearly report $US'000
	Current assets			
4.1	Cash	32,306	33,290	30,566
4.2	Receivables	32,241	29,378	19,558
4.3	Investments	6	6	6
4.4	Inventories	2,284	2,244	1,119
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	7	7	6
4.7	**Total current assets**	**66,844**	**64,925**	**51,255**
	Non-current assets			
4.8	Receivables	6,775	-	5,913
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	90	18	18
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	3,180	19,035	24,985
4.13	Development properties (+mining entities)	188,884	163,484	109,984
4.14	Other property, plant and equipment (net)	297	286	258
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**199,226**	**182,823**	**141,158**
4.19	**Total assets**	**266,070**	**247,748**	**192,413**
	Current liabilities			
4.20	Payables	8,567	8,272	4,978
4.21	Interest bearing liabilities	8	80,712	56,279
4.22	Tax liabilities	16,383	9,980	7,231
4.23	Provisions exc. tax liabilities	3,218	3,712	2,046
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**28,176**	**102,676**	**70,534**
	Non-current liabilities			
4.26	Payables	36,065	-	-
4.27	Interest bearing liabilities	39,479	13	11
4.28	Tax liabilities	42,456	46,380	31,073
4.29	Provisions exc. tax liabilities	1,008	-	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**119,008**	**46,393**	**31,084**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**147,184**	**149,069**	**101,618**
4.33	**Net assets**	**118,886**	**98,679**	**90,795**
	Equity			
4.34	Capital/contributed equity	10,934	10,582	10,919
4.35	Reserves			
	- Share premium	83,214	76,815	82,733
	- Foreign exchange	(6,600)	(5,451)	(31,302)
4.36	Retained profits (accumulated losses)	30,038	12,914	24,741
4.37	**Equity attributable to members of the parent entity**	**117,586**	**94,860**	**87,091**
4.38	Outside +equity interests in controlled entities	1,300	3,819	3,704
4.39	*Total equity*	**118,886**	**98,679**	**90,795**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $US'000	Previous corresponding period - $US'000
5.1	Opening balance	19,035	4,026
5.2	Expenditure incurred during current period	28,277	12,620
5.3	Expenditure written off during current period	-	(85)
5.4	Acquisitions, disposals, revaluation increments, etc.	(4,005)	2,474
5.5	Expenditure transferred to Development Properties	(40,127)	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**3,180**	**19,035**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $US'000	Previous corresponding period - $US'000
6.1	Opening balance	163,484	85,462
6.2	Expenditure incurred during current period	14,101	16,918
6.3	Expenditure transferred from exploration and evaluation	40,127	-
6.4	Expenditure written off during current period	(16,311)	(5,367)

+ See chapter 19 for defined terms.

6.5	Acquisitions, disposals, revaluation increments, etc.	(12,517)	66,471
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**188,884**	**163,484**

Condensed consolidated statement of cash flows

		Current period $US'000	Previous corresponding period - $US'000
	Cash flows related to operating activities		
7.1	Receipts from customers	92,266	91,994
7.2	Payments to suppliers and employees	(45,529)	(44,701)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1,264	2,517
7.6	Interest and other costs of finance paid	(2,106)	(4,475)
7.7	Income taxes paid	(8,024)	-
7.8	Other (provide details if material)		
	- Royalties paid	(303)	-
7.9	Net operating cash flows	**37,568**	**45,335**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(35)	(37)
7.11	Proceeds from sale of property, plant and equipment	18	3,018
7.12	Payment for purchases of equity investments	(72)	(18)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	17
7.16	Other (provide details if material)		
	- Payments for mine development costs	(30,556)	(16,918)
	- Payments for mineral exploration expenditure	(140)	(12,620)
	- Payments for acquisition of outside equity interest in controlled subsidiary Kroondal Platinum Mines Limited (KPML)	(1,056)	(101,762)
7.17	Net investing cash flows	**(31,841)**	**(128,320)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	425	54,580
7.19	Proceeds from borrowings	-	99,566
7.20	Repayment of borrowings	(19)	(44,719)
7.21	Dividends paid	(4,278)	-

+ See chapter 19 for defined terms.

7.22	Other (provide details if material) - Payments for share issue and listing expenses - Proceeds from new issue of shares to outside equity interests - Return of capital to outside equity interest	- - (164)	(783) 2,528 (2,207)
7.23	**Net financing cash flows**	**(4,036)**	**108,965**
7.24	**Net increase (decrease) in cash held**	**1,691**	**25,980**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	33,290	8,287
7.26	Exchange rate adjustments to item 7.25.	(2,675)	(977)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**32,306**	**33,290**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Refer to attachment A – details of group restructure

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $US'000	Previous corresponding period - $US'000
8.1	Cash on hand and at bank	29,771	86
8.2	Deposits at call	2,535	33,204
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**32,306**	**33,290**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	39.36%	54.34%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	18.51%	20.85%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	Current period US$ 000's	Previous corresponding period US$ 000's
Net Profit:	22,673	35,324
Adjustments:		
Net profit attributable to outside equity interest	(903)	(15,545)
Earnings used in calculating basic and diluted earnings per share	**21,770**	**19,779**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	**72,109,946**	**61,909,448**
Effect of dilutive securities:		
Share options	-	690,618
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**72,109,146**	**62,600,066**

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	N/A	N/A

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security US$	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	4¢	- ¢	- ¢
15.5	Previous year	4¢	- ¢	- ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	2¢	- ¢	- ¢
15.7	Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	6 ¢	4 ¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $US'000	Previous corresponding period - $US'000
15.10	+Ordinary securities *(each class separately)*	3,190	2,823
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**3,190**	**2,823**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $US'000	Previous corresponding period - $US'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $US'000	Previous corresponding period - $US'000
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total				
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	72,891,234	71,161,234		
18.4	Changes during current period (a) Increases through issues	1,630,000 100,000	- -	£2.50 £3.43	£2.50 £3.43
	Increases through option conversions (see item 18.9)	615,000	615,000		
	(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		-		
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
	Unlisted options each convertible for one ordinary share.	1,715,000	-	£2.50	23/10/11
18.8	Issued during current period	1,715,000	-	£2.50	23/10/11
18.9	Exercised during current period	100,000 100,000 150,000 15,000 50,000 200,000	100,000 100,000 150,000 15,000 50,000 200,000	A$0.5575 A$0.4973 A$0.4069 A$0.5575 A$0.44 £1.15	18/11/02 23/12/02 17/04/03 17/04/03 20/01/04 01/05/10
18.10	Expired during current period	300,000	300,000	£1.15	01/05/10

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*	N/A	N/A
18.12	Changes during current period (a) Increases through issues		
	(b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*	N/A	N/A
18.14	Changes during current period (a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. Its principal assets are located in the Republic of South Africa.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to attachment B

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer to Attachment C

+ See chapter 19 for defined terms.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

A deferred tax liability in respect of the acquisition of Kroondal Platinum Mines Limited was recognised during the year in accordance with IAS 21: Income Taxes. Comparative information has been adjusted accordingly. This has no effect on net assets or profit for the period or the prior periods.

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NIL

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

NIL

Additional disclosure for trusts

20.1	**Number of units held by the management company or responsible entity or their related parties.**	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

+ See chapter 19 for defined terms.

82-5071

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	To be advised
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: International Accounting Standards

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ☑ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ...26 August 2002........................
(Company Secretary)

Print name: .WILLI BOEHM...

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 — The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 — This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ATTACHMENT A

Non-cash financing and investing activities

Acquisition of 4.68% of KPM
During the year, Aquarius purchased all of the shares in Kroondal Platinum Mines Limited (KPM) held by Impala Platinum Holding Limited (Impala) pursuant to a sale of shares and claims agreement. The consideration for the 2,591,700 shares in KPM of ZAR82,934,400 (US$7,316,665) was satisfied by Aquarius ceding to Impala the right to receive payment of ZAR82,934,400 (US$7,316,665) of the dividend 'in specie' received by Aquarius from KPM.

Debt refinancing
Pursuant to the sale of shares and claims agreement, loan claims of ZAR360,399,184 (US$34,754,020) were transferred from Investec Bank Limited to Impala.

+ See chapter 19 for defined terms.

ATTACHMENT B

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period.

Group Restructure

In May 2002, the Aquarius group completed a shareholder approved restructure of the group which involved the following significant transactions:

(i) Acquisition by Aquarius of an additional 0.5% interest in AQP(SA) from Impala Platinum Holdings Limited ("Implats") for cash consideration of R338,181 (US$32,300). As a result, Aquarius' interest in controlled entity Aquarius Platinum (South Africa) (Proprietary) Limited ("AQP(SA)") increased to 75%, and Implats held 25%;

(ii) Acquisition of 2,591,700 shares in the capital of controlled entity Kroondal Platinum Mines (Proprietary) Limited ("KPM") (representing 4.89% of the total issued shares) previously held by Implats for R82,934,400 (US$7,316,665). As a result, Aquarius group's interest in KPM increased to 99.9% and minority shareholders in KPM held 0.1%; and

(iii) KPM shareholders approved the sale of its entire business as of 31 March 2002 to AQP(SA) for R1,773,334,336 (US$156,447,670);

(iv) Subsequent to the disposal of its entire business to AQP(SA), KPM had as its only asset, a R1,773,334,336 (US$156,447,670) loan receivable from AQP(SA). KPM shareholders approved the distribution of the said loan receivable from AQP(SA) by way of a return of capital of R4,678,553 (US$412,753) and the distribution of a dividend in specie of R1,768,655,783 (US$156,034,917).

Following the return of capital and the distribution of the dividend in specie as at 30 June 2002, the net equity of KPM was R1.

(v) Certain loan transactions with non-group entities were either settled or refinanced as part of the group restructure. Refinancing arrangements included the acquisition of R360 million of the R576 million loan outstanding to Investec Bank Limited ("Investec") by Implats and the provision of a new R390 million 4 year term facility by Investec to AQP(SA). This has allowed for a partial repayment of the R568 million owing to Investec and generation of a standby facility for AQP(SA) to complete the development of the Marikana project.

Mining operations

Construction at the Marikana Project is on schedule for plant commissioning and production to commence in December 2002.

The feasibility study at the Everest South Project is on schedule to be completed in December 2002.

+ See chapter 19 for defined terms.

ATTACHMENT C

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified.

On 1 July 2002 the company acquired 50% of ZCE Platinum Ltd ("ZCEP") for UK £26,692,307 (US $38.8 million) settled by way of the issue of 6,862,658 shares in Aquarius valued at £3.89 per share. ZCEP, which is registered in Mauritius, owns 100% of Mimosa Mining Company (Private) Limited, a company registered in Zimbabwe which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe.

On 17 July 2002 the company was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

+ See chapter 19 for defined terms.

82-5097

02 OCT -9 AM 9:59

AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	9 October 2002
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Melissa Sturgess
Number of Pages:	46 (Including this cover page)
Re:	**Aquarius Platinum Limited - File # 82-5097**

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

9 October 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP110	6 September 2002	ASX & LSE	Announcement	Notice of Special Meeting & Explanatory Memorandun
AQP111	7 October 2002	ASX & LSE	Announcement	Results of General Meeting of Shareholders

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

AQUARIUS

PLATINUM (AUSTRALIA) LIMITED

CONFIRMATION OF FACSIMILE SENT......

FACSIMILE TRANSMISSION

Date:	6 September 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax	1300 300 021
From:	Willi Boehm
Number of Pages:	41 (Including this cover page)
Re:	ANNOUNCEMENT:

- **AQUARIUS PROPOSES ADOPTION OF SHAREHOLDER PROTECTION PROVISIONS**
- **CHAIRMAN'S LETTER**
- **NOTICE OF SPECIAL GENERAL MEETING AND EXPLANATORY MEMORANDUM**

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699

LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000

P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850

TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.c

82-5197

AQUARIUS
PLATINUM LIMITED

6 September 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

AQUARIUS PROPOSES ADOPTION OF SHAREHOLDER PROTECTION PROVISIONS

Aquarius Platinum Limited announces that it intends seeking shareholder approval for the amendment of Aquarius' bye-laws to incorporate significant shareholder protection mechanisms which regulate a proposed takeover of the Company.

Under Aquarius' existing bye-laws and the regulatory regime in Bermuda, Aquarius' place of incorporation, Aquarius' shareholders do not receive the benefit of takeover-related protection mechanisms which shareholders in companies incorporated in Australia or the United Kingdom would ordinarily receive. As a result, Aquarius shareholders are exposed to the risk of a change of control occurring by the acquisition of shares from a limited number of shareholders and without an opportunity to participate in the benefits of such an acquisition. The safeguard for shareholders is normally provided by takeover protection mechanisms, namely equal treatment of all shareholders and, accordingly, a compulsory offer for all shares. That safeguard is not currently available to Aquarius' shareholders.

The Directors of Aquarius, therefore, propose the adoption of shareholder protection measures modelled on the takeover and substantial shareholder provisions contained in Chapter 6 of the Australian Corporations Act, the fundamental principles of which are also reflected in the UK City Code on Takeovers and Mergers.

(Incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

The proposed amendments include ensuring that proportional offers are made on an equal basis to all shareholders and not merely to selected parties. Further proportional offers may only be made with the approval of shareholders at general meeting.

Says Stuart Murray, CEO of Aquarius, "In asking shareholders to approve the proposed changes to Aquarius' bye-laws, the Directors' primary concern is that Aquarius' shareholders should be treated equitably and receive the opportunity to participate in the benefits which ordinarily flow from a change in control of a company (including the payment of a premium for control). The proposed amendments to the bye-laws should ensure equitable treatment for all Aquarius shareholders in the event of a takeover, and will ultimately have the effect of maximising the value of shareholders' investments in Aquarius."

The proposed protection measures will establish a regime which regulates the manner in which a change in control of Aquarius can be effected. The measures will not inhibit or prevent a takeover bid being made for Aquarius.

The Directors believe that these shareholder protection provisions are appropriate and in line with those commonly afforded to shareholders in most key international markets.

A notice of meeting dealing with the adoption of the proposed bye-law amendments and other unrelated matters will be despatched to shareholders today. The shareholders meeting will take place on Thursday 3rd October 2002. Proxies are required to be received by 5.00 pm Monday 30th September 2002.

For further information regarding the proposed amendment of Aquarius' bye-laws, please contact:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

In South Africa:
Walter Vorwerk
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary

82-509

AQUARIUS
PLATINUM LIMITED

6 September 2002

Dear Shareholder,

Attached to this letter is a Notice of Meeting and Explanatory Memorandum for a general meeting of shareholders of Aquarius Platinum Limited ("**Aquarius**" or "**Company**") to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Thursday 3 October 2002 at 9.00 am.

The meeting has been convened primarily to allow shareholders to consider an amendment to the Company's bye-laws. The amendment, if passed, would incorporate provisions for the protection of all shareholders' interests in the event of an effective change of control of the Company. These provisions are based on the provisions incorporated in the regulatory structure in Australia and are, in essence, consistent with the shareholder protection provisions in the City Code on Takeovers and Mergers that apply to companies incorporated in the United Kingdom.

The effect of the provisions would generally be to require any acquirer of more than 20% of the Company's equity to make an appropriate offer to acquire all other shares of the Company. An offer for less than 100% would require prior approval by shareholders in general meeting.

The reason why it is necessary to provide this protection through a change to the Company's bye-laws is that such protection is not afforded shareholders under a Bermudan regulatory system.

Resolution 2 at the general meeting seeks shareholder approval for a grant of options to Mr Walter Vorwerk, the Company's Finance Director. The Directors consider that the proposed grant of options to Mr Vorwerk is an effective and appropriate incentive for Mr Vorwerk in his role as an executive director of the Company.

Resolution 3 at the general meeting seeks shareholder ratification for the shares issued as consideration for the acquisition of a 50% interest in the Mimosa Platinum Mine. Ratification of the placement gives the Company the flexibility to issue further shares (up to the 15% limit prescribed by the ASX Listing Rules) at short notice if required.

The Directors urge your support for all of the resolutions to be considered at the general meeting.

Yours sincerely
Nicholas Sibley
Chairman

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5041

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

NOTICE OF SPECIAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	3 October 2002
Time of Meeting:	9.00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton Bermuda

This Notice of Special General Meeting and Explanatory Memorandum should be read in their entirety. shareholders are in doubt as to how they should vote, they should seek advice from their accountan solicitor or other professional adviser prior to voting.

82-5097

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

NOTICE OF SPECIAL GENERAL MEETING

Notice is hereby given that a Special General Meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Thursday 3 October 2002 at 9.00 am.

The Explanatory Memorandum which accompanies and forms part of this Notice of Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Meeting.

AGENDA

1. Amendment of Bye-laws

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, in accordance with Bye-law 94 of the Bye-laws and for all other purposes, the amendments to the Bye-laws set out in Schedule A to the Explanatory Memorandum be approved."

2. Grant of Options to Mr Walter Vorwerk

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purpose of ASX Listing Rule 10.11 and for all other purposes, the Directors be authorised to grant 400,000 Options to Mr Walter Vorwerk, a Director, (or his permitted nominee) exercisable at £3.43 and otherwise on the terms and conditions set out in the Explanatory Memorandum."

The Company will disregard any votes cast on this resolution by Mr Walter Vorwerk and any associate of Mr Walter Vorwerk. However, the Company need not disregard a vote if it is cast by Mr Walter Vorwerk as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

82-5097

3. **Ratification of issue of Shares to Zimasco Consolidated Enterprises Limited**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purpose of ASX Listing Rule 7.4 and all other purposes, the allotment and issue of 6,862,658 Shares to Zimasco Consolidated Enterprises Limited in consideration for the acquisition of 50% of the shares in ZCE Platinum Limited and otherwise on the terms and conditions set out in the Explanatory Memorandum be approved and ratified."

The Company will disregard any votes cast on this resolution by Zimasco Consolidated Enterprises Limited and any associate of Zimasco Consolidated Enterprises Limited. However, the Company need not disregard a vote if it is cast by Zimasco Consolidated Enterprises Limited as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Willi Boehm
Company Secretary
DATED: 6 September 2002

82-5097

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint another person or persons to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to the Company's Bermuda share registry, Codan Services Limited, Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda – facsimile (1 441) 292 4720, the Company's UK share registry, Computershare Investor Services plc, PO Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH, England – facsimile (870) 703 6101, or the Company's Australian share registry, Computershare Investor Services Pty Limited, Level 2, Reserve Bank Building, 45 St George's Terrace, Perth, Western Australia – facsimile (618) 9323 2033, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation, in a manner permitted by the Australian Corporations Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5.00 pm on Monday 30 September 2002. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

82-50

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

PROXY FORM

Computershare Registry Services Pty Ltd Level 2 Reserve Bank Building 45 St George's Terrace PERTH WA 6000 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Services PLC PO Box 82 The Pavilions Bridgewater Road Bedminster Down Bristol BS99 7NH ENGLAND

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to

______________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Thursday, 3 October 2002 at 9.00 am and at any adjournment thereof in respect of ______________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated overleaf:

82-5097

RESOLUTION		FOR	AGAINST	ABSTAIN
1.	Amendment of Bye-laws	☐	☐	☐
2.	Grant of Options to Mr Walter Vorwerk	☐	☐	☐
3.	Ratification of Issue of Shares to Zimasco Consolidated Enterprises Limited	☐	☐	☐

As witness my/our hand/s this day of 2002

If a natural person:

SIGNED by)
)

in the presence of:

Witness

Name (Printed)

If a company:

EXECUTED by)
)
in accordance with its)
constitution)

Director

Director/Secretary

Name (Printed)

Name (Printed)

If by power of attorney:

SIGNED for and on behalf of)
by)
under a Power of Attorney)
dated and who declares that he/she)
has not received any revocation of such)
Power of Attorney in the presence of :)

Signature of Attorney

Signature of Witness

82-5071

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be considered at a special general meeting of Shareholders to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Thursday 3 October 2002 at 9.00 am.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting. For the assistance of Shareholders, a glossary of defined terms is included at the end of the Explanatory Memorandum.

Full details of the business to be considered at the Meeting are set out below.

1. Resolution 1 – Amendment of Bye-laws

1.1 General

Resolution 1 proposes an amendment to the Company's Bye-laws to incorporate the provisions set out in Schedule A to this Explanatory Memorandum ("**Proposed Amendment**").

A copy of the Bye-laws incorporating the Proposed Amendment will be sent to any Shareholder upon request. A copy of the Bye-laws incorporating the Proposed Amendment will also be available for inspection during normal business hours at the Company's registered office in Bermuda and at the offices of the Company's share registry in England and Australia.

1.2 Background

Aquarius is a company incorporated in Bermuda and listed on Australian Stock Exchange Limited ("**ASX**") and the Official List of the UK Listing Authority ("**UKLA**").

Despite these listings, neither Aquarius nor its Shareholders receive the benefit of the shareholder protection mechanisms available to companies incorporated in Australia (pursuant to Chapter 6 of the Australian Corporations Act) and the United Kingdom (pursuant to the City Code on Takeovers and Mergers). Further, the Bermuda Companies Act does not contain any laws regulating the takeover of companies.

At the time of the listing of Aquarius in September 1999, the Directors unsuccessfully sought to incorporate shareholder protection mechanisms into the Bye-laws. At this time the Directors were advised by ASX that the provisions were not acceptable as they would be in breach of ASX Listing Rule 15.15. As a result, Aquarius is not currently subject to any provisions regulating the change of control of the Company and Shareholders do not receive the benefit of any of the shareholder protection provisions of the Australian or United Kingdom laws or regulations.

In the absence of adequate shareholder protection provisions, Shareholders may no be afforded a reasonable opportunity to participate equally in the benefits offered by a person seeking control of Aquarius, or would not receive any compensation in the form of a "control premium" which would ordinarily be paid by a person obtaining control of Aquarius.

The Proposed Amendment is being placed before Shareholders for consideration to mitigate the lack of that protection which is generally available to shareholders in Australian and UK incorporated companies.

Although Bermuda law does not currently regulate takeovers or changes of control of Bermudan companies, Bermuda incorporated companies such as Aquarius that wish to establish shareholder protection mechanisms for the benefit of their shareholders may adopt bye-laws which regulate the acquisition of shares in the company or such other provisions as are deemed appropriate by the company to regulate the conduct of the affairs of the company.

1.3 ASX waiver

ASX Listing Rule 15.15 provides that *"a foreign company's constitution must not include provisions relating to takeovers or substantial shareholdings"*.

Aquarius has sought and obtained from ASX a conditional waiver from ASX Listing Rule 15.15 pursuant to which the Company is permitted by ASX to adopt the Proposed Amendment. ASX's waiver of ASX Listing Rule 15.15 permits the Bye-laws to include provisions which are modelled on the takeover and substantial shareholder provisions of the Australian Corporations Act and sanctions or penalties which entitle Aquarius or any other party to enforce the provisions, conditional upon Aquarius:

- not exercising its right to enforce the provisions contained in Bye-law 70A by way of sanction or penalty other than in accordance with the ruling of a competent court; and
- consulting promptly with ASX if the Company becomes subject to a law of any jurisdiction so as to regulate the acquisition of control, and the conduct of any takeover, of the Company. If, following this consultation, ASX considers that amendment of Bye-laws 70A and 70B is required and such amendment is not made to ASX's satisfaction, the waiver will cease to apply.

In addition, adoption of the Proposed Amendment would affect the right of Aquarius securityholders to vote and would allow the divestment of Aquarius securities in certain circumstances (refer to Section 1.4(e) below). ASX has indicated that to the extent that the Proposed Amendment will allow the Company or any other party to enforce the takeover provisions by way of sanction or penalty, the Proposed Amendment is appropriate and equitable for the purposes of ASX Listing Rules 6.10.5 and 6.12.3.

As noted above, Aquarius is listed on both ASX and the UKLA. Aquarius has its primary listing on ASX and a secondary listing on the UKLA. The shareholde protection mechanisms contained in the Proposed Amendment are based on th Australian Corporations Act due to Aquarius' primary listing being on ASX.

1.4 Purpose and effect of the Proposed Amendment

The following is a summary of the purpose and the more significant effects of th Proposed Amendment. This summary is not exhaustive. For a comprehensiv understanding of the Proposed Amendment, Shareholders should refer to Schedule which sets out the Proposed Amendment in full or should otherwise inspect th consolidated Bye-laws which are available for inspection in accordance with Sectio 1.1.

82-5091

(a) **Purpose of Proposed Amendment**

The primary purpose of the Proposed Amendment is to ensure, as far as possible, fair treatment for all Aquarius Shareholders in the event of a change of control of the Company. The Directors consider that they need to initiate action to mitigate the absence of those shareholder protections which are generally available to shareholders of Australian incorporated companies (pursuant to Chapter 6 of the Australian Corporations Act) or UK incorporated companies (pursuant to the provisions of the City Code on Takeovers and Mergers).

The Directors are concerned that, as Aquarius is not subject to any takeover or share acquisition regulations, a person may gain control of Aquarius without making an equal offer to all Shareholders. Shareholders may not be given the opportunity to participate in an offer or the benefits of any such offer. Indeed, under the current regime, Shareholders may not even be aware of any attempt by a person to gain control of Aquarius.

The Proposed Amendment is therefore intended to ensure that:

- the acquisition of control over Shares takes place in an efficient, competitive and informed market;
- Shareholders know the identity of a person proposing to acquire, are given reasonable time to consider a proposal to acquire and are given enough information to assess the merits of a proposal to acquire, a substantial interest in the Company;
- as far as practicable, Shareholders have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the Company; and
- in the case of a Proportional Takeover Bid, Shareholders have the opportunity to approve the bid.

Although the provisions contained in the Proposed Amendment have been modelled on the takeover and substantial shareholding provisions contained in Chapter 6 of the Australian Corporations Act, the basic principles supporting these provisions (and therefore the Proposed Amendment) are, subject to some important differences (for example, the threshold upon which the takeover provisions operate under the UK rules is 30% while it is 20% under Australian law), broadly similar to those which underlie the City Code on Takeovers and Mergers.

As a result, while the provisions comprising the Proposed Amendment are modelled on the takeover and substantial shareholding provisions contained in the Australian Corporations Act, the provisions are, in essence, consistent with the UK position.

82-5017

(b) **Prohibition on acquiring more than 20%**

Proposed Bye-law 70A.2 would have the effect of prohibiting a person from acquiring an interest in Shares if, due to the acquisition, the person's Relevant Interest (together with that of his or her associates) in Shares or voting power in the Company either:

- increases from 20% or below to more than 20%; or
- increases from a starting point that is above 20% and below 90%.

The Proposed Amendment provides that a person has a "**Relevant Interest**" if they have an interest in Shares that causes or permits that person to:

- exercise or influence (or restrain) the exercise of voting rights on Shares (whether through the giving of voting instructions or as a proxy or otherwise); or
- dispose or influence (or restrain) the disposal of Shares,

including, inter alia, the legal ownership of a Share and an interest under an option agreement to acquire a Share.

(c) **Anti-avoidance provisions**

Proposed Bye-laws 70A.3 to 70A.5 are anti-avoidance measures which prevent Shareholders from acting in concert or dealing in Shares through "affiliates" in order to circumvent the Prohibition. The anti-avoidance measures are subject to stated exceptions to ensure that transactions which are not designed or intended to circumvent the Prohibition do not result in a breach of the Prohibition.

(d) **Exceptions to the Prohibition**

Bye-law 70A.6 sets out various exceptions to the Prohibition. The acquisition of Shares which confer on a Shareholder a Relevant Interest in, or voting power in respect of, more than 20% of Shares (or any increase in a Relevant Interest or voting power from a starting position of more than 20% and less than 90%) will not contravene the Prohibition where:

(i) the acquisition results from acceptances of offers under a Takeover Bid (refer to paragraph (f) below as to what constitutes a Takeover Bid) or occurs on-market during the currency of a Takeover Bid (subject to specified restrictions on the form of the Takeover Bid);

(ii) the acquisition constitutes not more than a 3% "creep" in the voting power or Relevant Interest of the Shareholder in a rolling 6 month period;

(iii) the acquisition has received the prior approval of the Boar provided that the acquisition is consistent with the purpose referred to in Bye-law 70A.1 (refer to paragraph (a) above) an conforms to the principles in Bye-law 70A.10 (refer to paragrap (f) below);

(iv) the acquisition has received the prior approval of the Company in special general meeting where no votes are cast in favour of the resolution by persons making the acquisition or from whom the acquisition is to be made and provided that Shareholders were given all information known to the Company or the person proposing to make the acquisition that is material to the decision on how to vote on the resolution;

(v) the acquisition is the result of a pro-rata offer of Shares to Shareholders; or

(vi) the acquisition resulted from an acquisition by operation of law including by way of a merger conducted in accordance with the Bermuda Companies Act.

Bye-law 70A.6 also contains other less significant exceptions to the Prohibition.

(e) **Enforcement and sanctions**

Bye-law 70A.7 empowers the Board, an officer of the Company or any other interested person aggrieved by a breach of the Prohibition to cause the Company to exercise any one or more of the following remedies if the Prohibition has been breached and the breach is continuing:

- require, by notice in writing, the Shareholder to dispose of all or part of the Shares held in breach of the Prohibition within the time specified in the notice; or
- suspend and disregard the exercise by the Shareholder of all or part of the voting rights arising from the Shares; or
- suspend the Shareholder from the right to receive all or part of the dividends or other distributions arising from the Shares held in breach of the Prohibition.

However, Bye-law 70A.8 provides that the Company may only exercise the remedies if it first obtains a judgment from a court of competent jurisdiction to the effect that a breach of the Prohibition has occurred and is continuing.

If the Company has obtained a judgment from a court of competen jurisdiction and given a Shareholder a notice requiring them to dispose of al or part of the Shares held in breach of the Prohibition, then the Compan must cause the Shares referred to in the notice to be sold on any relevan securities exchange on which they are quoted. Upon delivery to th Company of relevant share certificates (if any) for cancellation, the ne proceeds of sale of the relevant Shares (after deducting the expenses of th sale) must be paid the Shareholder whose Shares were sold.

(f) **Takeover Bid principles**

A bid for Shares that at all relevant times fulfils the purposes described i paragraph (a) and complies with the principles in Bye-law 70A.10 is **"Takeover Bid"** for the purposes of the Proposed Amendment. Th principles set out in Bye-law 70A.10 include the following:

(i) An offer for Shares must be an offer to acquire all Shares or a specified proportion of all Shares (which proportion must be the same for all Shareholders). Refer to Section 1.4(k) in relation to the requirement for Shareholders to approve a Proportional Takeover Bid.

(ii) Subject to differences attributable to specific matters stated in Bye-law 70A.10(c), all of the offers to Shareholders must be the same.

(iii) The consideration offered for Shares must be at least equal to consideration provided, or agreed to be provided, by the offeror during the 4 months prior to the first day of the period of the offer.

(iv) The person making a Takeover Bid must not give or agree to give a benefit to a Shareholder if the benefit is likely to induce the Shareholder to accept the offer or dispose of Shares and the benefit is not offered to all Shareholders.

(v) The period of the offer must commence on the date the first offer is made and last for at least 1 month and not more than 12 months, subject to automatic extension of the offer period in circumstances specified in Bye-law 70A.10(f).

(vi) The offers must not be subject to conditions satisfying certain criteria specified in Bye-law 70A.10(g) which include:

- maximum acceptance conditions;
- conditions which discriminate between Shareholders; and
- conditions in respect of which their fulfilment depends on the opinion, belief or other state of mind of the offeror or the happening of an event that is in the sole control of the offeror or a person associated with the offeror.

(vii) The offers may only be varied by improving the consideration offered or extending the period of offer.

(viii) Every offer must be in writing and have the same date.

(ix) The offeror must, at the same time as it gives its offer to Shareholders, also give a document to Shareholders, the Company, the UKLA and ASX setting out all information known to the offeror that is material to the making of a decision by a Shareholder whether or not to accept the offer.

Bye-law 70A.11 provides that the principles summarised above are taken to be satisfied if a bid is made in compliance with, to the extent possible, Parts 6.4, 6.5, 6.6 and 6.8 of the Australian Corporations Act.

(g) **Disclosure by the Company in event of Takeover Bid**

Bye-law 70A.12 provides that, if a Takeover Bid is made, the Compan' must give to Shareholders, ASX and the offeror a document in a timel manner setting out all information (subject to specified limitations) thε

Shareholders and their professional advisers would reasonably require to make an informed assessment of whether to accept an offer. The document prepared by the Company must also contain a statement by each member of the Board making a recommendation regarding the offer and giving reasons for such recommendation, or otherwise giving reasons why a recommendation is not made.

(h) **Notification of details of Relevant Interests**

Bye-law 70A.13 gives the Company the power to give a notice to a Shareholder requiring that Shareholder to disclose, amongst other things, full details of their Relevant Interest and the circumstances giving rise to the Relevant Interest. A statement responding to the Company's notice is required to be given within 2 business days of receipt of the notice.

(i) **Notification of substantial shareholdings**

Bye-law 70A.14 requires a Shareholder to advise Aquarius, ASX and the UKLA within 2 business days of:

(i) the person beginning, or ceasing to have (together with his or her associates) a relevant interest in 5% or more of the total number of votes attached to Shares ("**Substantial Holding**");

(ii) a movement of at least 1% in the person's Substantial Holding; or

(iii) making a Takeover Bid,

and to provide the information prescribed in Bye-law 70A.14.

(j) **If Aquarius becomes subject to a takeover law**

Bye-law 70A.15 states that if the Company becomes subject to the law of any jurisdiction which applies so as to regulate the acquisition of control, and the conduct of any takeover, of the Company, the Company will consult with ASX regarding the application of the ASX Listing Rules to the Company and the effect of any waivers granted to the Company by ASX. In specified circumstances, the Board will be required to put a proposal to amend the Bye-laws to the Company in special general meeting so as to make the Bye-laws consistent with the ASX Listing Rules.

(k) **Proportional Takeover Bid approval provisions**

Bye-law 70B provides that any Takeover Bid for a specified proportion of al Shares ("**Proportional Takeover Bid**") may only proceed if it is approve((by a 50% majority) by a meeting of all Shareholders who are not either th(bidder or associated with the bidder.

The Directors are required to call and arrange a meeting of thos Shareholders entitled to vote on a resolution to approve a Proportion Takeover Bid. The meeting is to be called upon not less than 10 day notice and must be held not later than 14 days prior to the end of the offe period for the Proportional Takeover Bid.

If the Proportional Takeover Bid is not approved by Shareholders, Aquariu must refuse to register any transfer of Shares which purports to give effe to a takeover contract pursuant to that Proportional Takeover Bid. If th

approving resolution is passed, the Proportional Takeover Bid may proceed and Aquarius is not prevented from registering transfers pursuant to the Takeover Bid.

Bye-law 70B will expire and will need to be renewed or readopted within 3 years of the Meeting.

1.5 Advantages and disadvantages of the Proposed Amendment

The approval of the Proposed Amendment will result in the provisions set out in Schedule A being incorporated into the Bye-laws. This will have the effect of providing Shareholders with shareholder protection mechanisms and ensuring that a bidder cannot gain control of Aquarius in circumstances where Shareholders are not afforded a reasonable and equal opportunity to participate in the benefits offered.

The Proposed Amendment will establish a regime which regulates the manner in which effective control of Aquarius can be acquired. The proposed regime is broadly modelled on the provisions of Chapter 6 of the Australian Corporations Act.

Some of the more significant advantages which will flow from the establishment of the takeovers regime contained in the Proposed Amendment are as follows:

- **Person obtaining control pays fair value**

  The control of a company confers certain benefits upon the person having such control. The nature and extent of those benefits depends on the level of control which a person holds.

  Effective control of a company may be achieved at a shareholding level significantly below 50%. By virtue of the current composition of Shareholders, a person could obtain effective control of Aquarius by acquiring between 20% and 30% of Shares on issue.

  By obtaining effective control of Aquarius, a Shareholder would have significant influence over the financial and operating decisions of the Company. Accordingly, the consideration payable for control should be more than the market value of the specific parcel of Shares which confers control on the Shareholder. The difference between what a Shareholder is capable of paying for control and what a Shareholder should fairly pay for that control is known as a "control premium".

  The Proposed Amendment is designed to elicit the payment of a full and fai[r] value, including the payment of a premium for control, by a person wh[o] wishes to obtain control of Aquarius.

- **Equitable Shareholder participation in benefits of obtaining control**

  Under Aquarius' existing Bye-laws, a Shareholder could increase thei[r] existing Shareholding, or a person could acquire a Shareholding, sufficien[t] to confer effective control, by selectively dealing with one Shareholder or a[n] exclusive group of Shareholders. Accordingly, in the absence of th[e] shareholder protection mechanisms contained in the Proposed Amendmen[t] the majority of Shareholders would not receive any benefit from a perso[n] obtaining control of the Company.

  If the Proposed Amendment is approved, a person who wishes to obta[in] control of Aquarius will be required to deal with all Shareholders on an equ[al]

82-50

basis. For example, all Shareholders will be given equal access to information, an equal opportunity to deal in the market for their Shares and an equal opportunity to participate in any benefits accruing to Shareholders under a bid.

- **Certainty of process**

  In the absence of any provisions regulating the conduct of a takeover bid, the manner in which a bidder attempts to acquire Shares is largely at the bidder's discretion. The approval of the Proposed Amendment will put in place a process through which any takeover bid would need to be conducted. The process would be certain, and the place and role of all participants in the process, including the Company, the bidder, Shareholders and ASX, would be known to all other participants.

  In the absence of a regulated process for the conduct of a takeover bid, the potential uncertainty could result in the bidder obtaining control of the Company without giving full and fair value, without Shareholders receiving the benefit of the bidder's assumption of control of the Company and without Shareholders receiving sufficient information to make a fully informed decision regarding the sale of their Shares.

- **Creation of an informed, efficient and competitive market**

  The provisions set out in Schedule A are designed to ensure that Shareholders and market participants are given all information (by a bidder and the Company) that is material to the making of a decision by a Shareholder whether or not to accept an offer for their Shares. This in turn allows the market for Shares to operate in an efficient and competitive manner which will ultimately benefit Shareholders as a whole.

- **Shareholder participation in decision to allow change of control**

  The ability of the Board to exercise their managerial powers to either frustrate a bid or promote a bid will be diminished so that Shareholders ultimately decide whether a change of control in Aquarius is desirable.

- **Shareholders will be prevented from acquiring or increasing a "blocking stake" in the Company**

  The lack of an applicable takeover regime allows Shareholders to obtai Shareholding interests sufficient to block or discourage the acquisition o Shares in the Company. That is, a Shareholder currently has an unfettere ability to acquire a stake of more than 20% of the Shares on issue whic stake might be sufficient to ensure that a takeover bid for the Company i not commercially attractive. Alternatively, a Shareholder acquiring a stak of more than 20% might have sufficient influence to decide the fate of an takeover bid that was commenced.

  By removing the ability of a Shareholder to acquire such a strategic stak approval of the Proposed Amendment would allow the "takeover premiur (i.e. the value in the price of Shares attributable to the potential for a full valued takeover bid) to be retained.

The Directors do not consider there to be any material disadvantages associated wi the approval of the Proposed Amendment.

1.6 Recommendation of the Board

As noted above, the primary objective of the Directors in proposing the Proposed Amendment is to maximise value for the Aquarius Shareholders. The Directors consider that they need to take action to mitigate the lack of shareholder protection which is generally available to Australian and UK incorporated companies.

As a result of the absence of provisions regulating the acquisition of Shares, a person could discretely seek "creeping" control, execute a "dawn raid" or target a few major Shareholders and gain effective or actual control of Aquarius. In the absence of adequate shareholder protection provisions, Shareholders would not be afforded a reasonable opportunity to participate in the benefits offered by a person seeking control or would not receive any compensation in the form of a "control premium" which would ordinarily be paid by a person obtaining control of a company.

With Shareholder support (through the passing of resolution 1 in the Notice and adoption of the Proposed Amendment) the Directors can ensure equal treatment for all Shareholders in the case of a change of effective control. The Proposed Amendment would prevent an "invisible" bidder achieving control through creeping stake acquisitions without paying a premium. The adoption of the Proposed Amendment is a means to secure a "control premium" for all Shareholders.

Accordingly, the Board considers that it is in the best interests of Shareholders as a whole for Aquarius to incorporate into its Bye-laws takeover and substantial shareholder provisions in the form of the Proposed Amendment.

Accordingly, the Board unanimously recommends that Shareholders vote in favour of resolution 1 in the Notice. Each Director, being Stuart Murray, Walter Vorwerk, James Slade, Nicholas Sibley, Katherine Marcus and Patrick Quirk, intends to vote in favour of resolution 1 in respect of the Shares which he or she may control.

2. Resolution 2 – Grant of Options to Mr Walter Vorwerk

2.1 General

On 10 May 2002, the Company announced the appointment of Mr Walter Vorwerk as an executive Director responsible for finance with effect from 27 May 2002.

Mr Vorwerk's contract of employment includes the grant, subject to Shareholder approval, of 400,000 options to subscribe for Shares (**"Options"**). The Directors believe that the grant of Options is an effective and appropriate incentive for Mr Vorwerk in his role as an executive Director.

2.2 ASX Listing Rule 10.11

ASX Listing Rule 10.11 provides, in essence, that a company listed on ASX must not issue or agree to issue securities (including options to subscribe for securities) to related party without the approval of Shareholders. As a Director, Mr Vorwerk is related party of the Company.

Pursuant to ASX Listing Rule 10.13, the Company advises Shareholders that resolution 2 in the Notice is approved:

(a) 400,000 Options will be granted to Mr Vorwerk or a permitted nominee, being Mr Vorwerk's spouse, a company controlled by Mr Vorwerk or a trust of which Mr Vorwerk is a beneficiary.

(b) The Company will grant the Options not later than 1 month after the date of the Meeting.

(c) The Options will be granted free of charge and are each exercisable at £3.43. The Options are not transferable. Unless the board otherwise resolves, Mr Vorwerk will only be entitled to take delivery of and be liable to pay for the shares the subject of the options after expiry of the following periods and in the following proportions:

- in respect of one third of the Options, 12 months after the date of their grant;
- in respect of one third of the Options, 24 months after the date of their grant; and
- in respect of one third of the Options, 36 months after the date of their grant.

(d) No funds will be raised as a result of the grant of the Options. If and when the Options are exercised, up to £1,372,000 will be raised.

(e) The terms of the Options are set out in Schedule B.

By reason of ASX Listing Rule 7.2 (exception 14), if the approval of Shareholders for the grant of the Options is obtained pursuant to ASX Listing Rule 10.11 then approval is not required pursuant to ASX Listing Rule 7.1. Accordingly, the grant of the Options will not erode the Company's ability to issue equity securities up to the 15% limit prescribed by ASX Listing Rule 7.1 without further Shareholder approval.

3. Resolution 3 – Ratification of Share Issue

3.1 General

On 6 June 2002, the Company announced the acquisition of a 50% interest in the Mimosa Platinum Mine. The acquisition was conducted via the acquisition of shares in ZCE Platinum Limited.

On 1 July 2002, the Company issued 6,862,658 Shares to Zimasco Consolidated Enterprises Limited in consideration for the acquisition of shares in ZCE Platinum Limited ("**Share Issue**").

3.2 ASX Listing Rule 7.4

ASX Listing Rule 7.4 permits a company to subsequently approve an issue of securities made in the absence of prior approval and authorisation under ASX Listing Rule 7.1. The purpose of seeking Shareholder approval of the Share Issue is to effectively reinstate the maximum limit on the number of Shares that the Company may issue in any 12 month period without approval under ASX Listing Rule 7.1.

The Company experiences delays and incurs not insignificant costs when obtaining Shareholder approval each time it wishes to issue securities which exceed the 15%

limit prescribed by ASX Listing Rule 7.1 and which do not otherwise fall within an applicable ASX Listing Rule exception. Accordingly, the Company has decided to take this opportunity to ratify the Share Issue and thereby restore its discretionary limit to the maximum 15% of the number of issued securities of the Company at the beginning of the 12 month period.

In accordance with ASX Listing Rule 7.5, the Company advises Shareholders that:

(a) the Company allotted and issued 6,862,658 Shares to Zimasco Consolidated Enterprises Limited;

(b) the Shares were issued at a deemed issue price of £3.89 per Share;

(c) the Shares were issued on the same terms and conditions as all other Shares currently on issue;

(d) the Shares were issued to Zimasco Consolidated Enterprises Limited; and

(e) no funds were raised from the issue of the Shares as the Shares constituted consideration for the acquisition of a 50% of the shares in ZCE Platinum Limited resulting in an effective interest of 50% in the Mimosa Platinum Mine.

4. Glossary of Terms

The following terms and abbreviations used in the Notice of Meeting and this Explanatory Memorandum have the following meanings:

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited.

"Aquarius" or **"Company"** means Aquarius Platinum Limited ARBN 087 577 893 of Clarendon House, 2 Church Street, Hamilton, Bermuda.

"Australian Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Board" means the board of Directors.

"Bye-laws" means the bye-laws of the Company as amended from time to time.

"Directors" means the directors of the Company, from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"ASX Listing Rules" means the official listing rules of ASX.

"Notice" or **"Notice of Meeting"** means the notice of special general meeting whic accompanies the Explanatory Memorandum.

"Options" means the options to acquire Shares the subject of resolution 2 in th Notice and exercisable on the terms described in Section 2.2.

"Prohibition" means the prohibition on the acquisition of an interest in Shares if, du to the acquisition, the person's Relevant Interest (together with that of his or h associates) in Shares or voting power in the Company either:

- increases from 20% or below to more than 20%; or

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- increases from a starting point that is above 20% and below 90%,

as set out in Section 1.4(b).

"Proportional Takeover Bid" means a Takeover Bid for a specified proportion of Shares.

"Proposed Amendment" has the meaning given in Section 1.1.

"Relevant Interest" has the meaning given in Section 1.4(b).

"resolution" means a resolution that is required to be passed by more than 50% of the votes cast by members entitled to vote on the resolution.

"Schedule" means a schedule to this Explanatory Memorandum.

"Section" means a section of this Explanatory Memorandum.

"Share Issue" means the issue of Shares the subject of resolution 3 in the Notice and described in Section 3.2.

"Shareholders" means registered holders of Shares.

"Shares" means fully paid ordinary shares in the capital of the Company.

"Special General Meeting" or **"Meeting"** means the general meeting of Shareholders to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Thursday 3 October 2002 at 9.00 am or any adjournment thereof.

"Takeover Bid" has the meaning given in Section 1.4(f).

"UKLA" means the Official List of the UK Listing Authority.

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Schedule A
Proposed Amendments to Bye-laws

Insert the following new Bye-laws 70A and 70B immediately after existing Bye-law 70:

LIMITATIONS ON THE RIGHT TO HOLD SHARES

70A Limitations

In addition to the meanings and rules of interpretation set out in Bye-law 1, capitalised terms used in this Bye-law 70A have the following meanings:

Affiliated Companies of a Person means:

(a) a Parent Company of the Person;

(b) a Subsidiary Company of the Person; and/or

(c) another company where the Person and that company are both Subsidiary Companies of the same Parent Company.

ASIC means Australian Securities and Investments Commission.

Associate of a Person means:

(a) an Affiliated Company of the Person; and/or

(b) a director or secretary of an Affiliated Company of the Person; and/or

(c) another Person with whom such Person has entered into a Relevant Agreement, or proposes to enter into a Relevant Agreement, for the purpose of holding or acquiring a Relevant Interest; and/or

(d) another Person with whom such Person is acting, or proposing to act, in concert in relation to the holding or acquiring of a Relevant Interest; and/or

(e) if the Person is a body corporate, a director or secretary of the Person.

Australian Law and Policy means:

(a) decisions of an Australian court;

(b) published policy statements, practice notes and other guidelines and publi releases issued by ASIC; and

(c) published decisions, rules, policies and other guidelines and public release issued by the Panel, each in relation to the provisions in the *Corporation Act* (including predecessors of that legislation) similar in nature or effect this Bye-law 70A.

Bid Securities means the Shares being bid for under a Takeover Bid.

Control over a Person means the ability to exercise, directly or Indirectly:

(a) more than twenty percent (20%) of the voting rights in a general meeting such Person; or

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(b) the right to dismiss or appoint more than fifty percent (50%) of the members of such Person's board.

***Corporations Act* Bid** means a bid for Shares made in compliance, so far as possible, with Parts 6.4, 6.5, 6.6 and 6.8 of the *Corporations Act* in respect of off-market bids (as that term is defined in the *Corporations Act*) as if the Company were incorporated in Australia and were the "target" as defined in those Parts, subject to:

(a) any requirement under those provisions for a document to be lodged with ASIC being taken to be satisfied if the document is given to ASX instead; and

(b) any other modifications or exemptions agreed between the Person making the bid and the Board in accordance with Bye-law 70A.11.

Derivative has the meaning given in the *Corporations Act*.

Indirectly means by, through or in concert with:

(a) an Associate of such Person; or

(b) a nominee or trustee for the Person.

On Market Transaction means a transaction that is effected on a Relevant Stock Exchange and is:

(a) an on-market transaction as defined in the rules governing the operation of that Relevant Stock Exchange; or

(b) if those rules do not define on-market transactions – effected in the ordinary course of trading on that Relevant Stock Exchange.

Panel means the Takeovers Panel established under the Australian Securities and Investments Commission Act (2001) or any successor or replacement entity.

Parent Company of a Person means a company which has Control over such Person.

Person means a natural person, a legal entity or any other legal form that under applicable law has the power to hold a Relevant Interest.

Relevant Agreement means an agreement, understanding or arrangement:

(a) whether formal or informal or partly formal and partly informal; and

(b) whether written or oral or partly written and partly oral; and

(c) whether or not having legal or equitable force and whether or not based on legal or equitable rights.

Relevant Interest means any interest in Shares that causes or permits a Person to:

(a) exercise or to influence (or restrain) the exercise of voting rights on Shares (whether through the giving of voting instructions or as a proxy or otherwise); or

(b) dispose or to influence (or restrain) the disposal of Shares,

including *inter alia* the legal ownership of a Share and an interest under an option agreement to acquire a Share.

Relevant Stock Exchange means ASX or any other official stock exchange on which Shares are traded from time to time.

Shares means Preference Shares or Common Shares or both.

Subsidiary Company of a Person means a company over which such Person has Control.

Substantial Holding: A Person has a Substantial Holding in the Company if:

(a) the total votes attached to Shares in which they or their Associates have a Relevant Interest is 5% or more of the total number of votes attached to Shares in the Company; or

(b) the Person has made a Takeover Bid for Shares and the bid period has not yet ended.

Takeover Bid means a bid for Shares that at all relevant times fulfils the purposes set out in Bye-law 70A.1 and complies with the principles in Bye-law 70A.10.

70A.1 The purposes of this Bye-law 70A are to ensure that:

(a) the acquisition of control over Shares takes place in an efficient, competitive and informed market; and

(b) each Shareholder as well as the Board;

(i) know the identity of any Person who proposes to acquire a substantial interest in the Company; and

(ii) are given reasonable time to consider a proposal to acquire a substantial interest in the Company; and

(iii) are given enough information to assess the merits of a proposal to acquire a substantial interest in the Company; and

(c) as far as practicable, Members all have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the Company.

In the interpretation of a provision of this Bye-law 70A, a construction that would promote the purpose or object underlying Bye-law 70A is to be preferred to a construction that would not promote that purpose or object.

70A.2 Without prejudice to the exceptions and exemptions as referred to in Bye-laws 70A. and 70A.6, no Person may hold a Share if, because of an acquisition of a Relevant Interest by any Person in that Share:

(a) the number of Shares in respect of which any Person (including, without limitation, the holder) directly or indirectly acquires or holds a Relevant Interest increases:

(i) from twenty percent (20%) or below to more than twenty percent (20%); or

(ii) from a starting point that is above twenty percent (20%) and below ninety percent (90%),

of the issued and outstanding share capital of the Company; or

(b) the voting rights which any Person (including, without limitation, the holder) directly or Indirectly, is entitled to exercise at a general meeting on any matter increase:

(i) from twenty percent (20%) or below to more than twenty percent (20%); or

(ii) from a starting point that is above twenty percent (20%) and below ninety percent (90%),

of the total number of voting rights which may be exercised at a general meeting.

For the purposes of this Bye-law 70A (including Bye-law 70A.2), a person holds a Share if the Person is the legal owner of the Share.

Any holding of a Share or acquisition of a Relevant Interest in breach of this Bye-law 70A.2 does not cause such acquisition or holding to be invalid.

70A.3 For the purpose of Bye-law 70A.2, a Person:

(a) holding or acquiring a Relevant Interest; or

(b) exercising the voting rights at a general meeting,

shall together with his Associates be considered as one Person in respect of such Relevant Interest or exercise of voting rights, and each of them, to the extent he holds one or more Shares shall be jointly and severally liable for each other's obligations under these Bye-laws. In addition, there may be imposed on each of them the other remedies referred to in Bye-law 70A.7.

70A.4 For the purpose of Bye-law 70A.2, if one or more Persons pursuant to an agreement or a nominee or trustee arrangement act together for the purpose of:

(a) holding or acquiring a Relevant Interest; or

(b) exercising the voting rights at a general meeting; or

(c) circumventing the prohibition as referred to in Bye-law 70A.2,

all of them shall be considered as one Person in respect of such Relevant Interest exercise of voting rights or circumvention of the prohibition. Each of them, to the extent he holds one or more Shares shall be jointly and severally liable for each other's obligations under these Bye-laws. In addition, there may be imposed on each of them the other remedies referred to in Bye-law 70A.7.

70A.5 A Person is not considered to hold or acquire a Relevant Interest for the purpose of Bye-law 70A.2 if the Relevant Interest arises merely because:

(a) that Person acquires a Relevant Interest solely as a nominee or trustee for Person who may direct the nominee or trustee as to the exercise of an power relating to the Relevant Interest;

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(b) that Person holds Shares as a securities intermediary provided such Person acts on behalf of someone else (and not for his own account) in the ordinary course of such Person's business and provided such person is qualified to practise as or is licensed as an intermediary under any applicable law;

(c) that Person holds Shares as a custodian or depository in order to enable Shares to be traded on a Relevant Stock Exchange provided such Person is qualified to practise under any applicable law;

(d) that Person holds or acquires a Relevant Interest as a result of the Company having entered into an agreement to buy back the Shares;

(e) of a mortgage, charge or other security taken for the purpose of a transaction entered into by the Person if:

  (i) the mortgage, charge or security is taken or acquired in the ordinary course of the Person's business of providing financial services and on ordinary commercial terms; and

  (ii) the Person whose property is subject to the mortgage, charge or security is not an Associate of the Person;

(f) the Person has been appointed to vote as a proxy or representative of a Member in accordance with Bye-law 48 provided that:

  (i) the appointment is for one general meeting only; and

  (ii) neither the Person nor any Associate gives valuable consideration for such appointment;

(g) of:

  (i) an option over Shares traded on a Relevant Stock Exchange; or

  (ii) a right to acquire a Relevant Interest given by a Derivative.

  This paragraph (g) stops applying to any Relevant Interest when the obligation to make or take delivery of the Shares arises;

(h) the Person is a director of a legal entity which has a Relevant Interest; or

(i) of an agreement if the agreement:

  (i) is conditional on a resolution referred to in Bye-law 70A.6(e); and

  (ii) does not confer any control over, or power to substantiall influence, the exercise of a voting right attached to the Shares and

  (iii) does not restrict disposal of the Shares for more than 3 month from the date when the agreement is entered into.

  The Person acquires a Relevant Interest in the Shares when the conditic referred to in paragraph (i) is satisfied.

When a Person's Relevant Interest in a Share is disregarded pursuant to Bye-la 70A.5, the Person shall for the purposes of Bye-law 70A.2(b) be taken not to t entitled to exercise, directly or indirectly, the voting rights relating to that Share.

DCI 3 04

70A.6 The prohibition as referred to in Bye-law 70A.2 shall not apply to the extent that:

(a) the holding or acquisition of a Relevant Interest results from the acceptance of offers under a Takeover Bid;

(b) the holding or acquisition of a Relevant Interest is the result of an On Market Transaction if:

(i) the acquisition is by or on behalf of the bidder under a Takeover Bid; and

(ii) the acquisition occurs during the bid period in respect of the Takeover Bid; and

(iii) the Takeover Bid is for all the Bid Securities; and

(iv) the Takeover Bid is unconditional;

(c) the holding or acquisition of a Relevant Interest arises in the following circumstances:

(i) throughout the six (6) months before the acquisition a Person directly, or indirectly, holds a Relevant Interest in the issued and outstanding share capital of the Company of at least nineteen percent (19%); and

(ii) as a result of the acquisition, directly or indirectly, the Person would have a Relevant Interest in the issued and outstanding share capital of the Company not more than three (3) percentage points higher than he had six (6) months before the acquisition;

(d) the holding or acquisition of a Relevant Interest:

(i) is consistent with the purposes in Bye-law 70A.1; and

(ii) conforms to the principles in Bye-law 70A.10 as they apply to the acquisition or holding, adjusting those principles as appropriate to meet the particular circumstances of the acquisition or holding but without derogating from the purposes in Bye-law 70A.1; and

(iii) has received the prior approval of the Board;

(e) the holding or acquisition of a Relevant Interest has been approved previously by a general meeting if:

(i) no votes are cast in favour of the resolution by:

A. the Person proposing to make the acquisition and its Associates; or

B. the Person (if any) from whom the acquisition is to be made and its Associates; and

(ii) the Members were given all information known to the Person proposing to make the acquisition or its Associates, or known to the Company, that was material to the decision on how to vote on the resolution, including:

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A. the identity of the Person proposing to make the acquisition and its Associates; and

B. the maximum extent of the increase in that Person's Relevant Interest in the Company that would result from the acquisition; and

C. the Relevant Interest that Person would have as a result of the acquisition; and

D. the maximum extent of the increase in the Relevant Interest of each of that Person's Associates that would result from the acquisition; and

E. the Relevant Interest that each of that Person's Associates would have as a result of the acquisition;

(f) the holding or acquisition of a Relevant Interest results from an acquisition through operation of law including a merger, amalgamation, scheme or arrangement or compromise in accordance with the Act;

(g) the holding or acquisition of a Relevant Interest results from the acceptance of takeover offers made by the Company for the securities of another body corporate listed on the stock market of a securities exchange, which offers are made in accordance with applicable securities law regulating the conduct of takeovers of bodies corporate of that kind, where Shares or securities convertible into Shares are included in the consideration for the acquisition of securities under those offers;

(h) the holding or acquisition of a Relevant Interest results from the exercise of rights of conversion attaching to securities convertible into Shares issued in accordance with paragraph (g);

(i) the holding or acquisition of a Relevant Interest results from an issue by the Company under a prospectus to a Person as underwriter or sub-underwriter to the issue where the prospectus disclosed the effect or range of possible effects that the issue would have on the number of Shares in which that Person would have a Relevant Interest and on the voting rights of that Person; or

(j) the holding or acquisition of a Relevant Interest results from an issue of Shares that satisfies all of the following conditions:

(i) the Company offers to issue Shares;

(ii) offers are made to every person who holds Shares to issue them with the percentage of Shares to be issued that is the same as th percentage of Shares that they hold before the issue;

(iii) all of those persons have a reasonable opportunity to accepts th offers made to them;

(iv) agreements to issue are not entered into until a specified time f acceptances of offers are closed; and

(v) the terms of all of the offers are the same.

This extends to an acquisition or holding of a Relevant Interest by a person as underwriter to the issue or sub-underwriter.

70A.7 If a breach by a Person of the provisions of Bye-law 70A.2 has occurred and is continuing then, subject to Bye-law 70A.8, the Board, an officer of the Company or any other interested Person aggrieved by a breach of the provisions of Bye-law 70A.2 may cause the Company to exercise any one or more of the following remedies:

(a) require, by notice in writing, the Shareholder to dispose all or part of the Shares so held in breach of Bye-law 70A.2 within the time specified in the notice;

(b) suspend and disregard the exercise by such Person of all or part of the voting rights arising from the Shares; or

(c) suspend such Person from the right to receive all or part of the dividends or other distributions arising from the Shares so held in breach of Bye-law 70A.2.

70A.8 The Company may only exercise the remedies referred to in Bye-law 70A.7 if a judgment has been obtained from a competent court that a breach of the prohibition of Bye-law 70A.2 has occurred and is continuing. The Company must act in accordance with such judgment, including with respect to the remedies (if any) which the court requires or allows the Company to exercise.

70A.9 If the requirements of any notice pursuant to Bye-law 70A.7(a) are not complied with by the Person within the time specified in the notice, the Company must, as an irrevocable proxy of the Shareholder, without any further instrument, cause the Shares referred to in the notice to be sold on any Relevant Stock Exchange on which they are quoted or, if they are not so quoted, in accordance with these Bye-laws and the Act.

The Company may:

(a) appoint a Person as transferor to effect a transfer in respect of any Shares sold in accordance with this Bye-law and to receive and give good discharge of the purchase money for them;

(b) acknowledge the transfer despite the fact that the share certificates (if any may not have been delivered to the Company;

(c) issue a new share certificate (if any) in which event the previou certificate(s) is (are) deemed to have been cancelled;

(d) if the Person delivers the relevant share certificates (if any) to the Compan for cancellation, the purchase money less the expenses of any sale made i accordance with paragraph (b) above must be paid to the Person whos Shares were sold; and

(e) if the Person does not deliver the relevant share certificates (if any) to th Company, the Company may bring an action against the Person f recovery of such share certificates, and the Person is not entitled to deny dispute the Company's ownership and right to possession of any sha certificate in any legal action.

The Company may, by notice in writing, at any time require any Shareholder provide the Company any information or evidence (on oath or otherwise verified if t

Company reasonably requires) as the Company may consider likely to be of assistance in determining whether or not that Person is eligible to remain a Shareholder with respect to all his Shares.

Despite anything in this Bye-law 70A.9, the Company has no liability arising from any Person holding Shares in circumstances which would result in or have the effect of causing an infringement or contravention of Bye-law 70A.2. The Company and the members of its Board have no liability to any Person arising from any action taken by the Company under this Bye-law 70A.9, provided that such action was taken in good faith.

70A.10 In addition to fulfilling the purposes in Bye-law 70A.1, a Takeover Bid must comply with the following principles.

(a) An offer for Bid Securities must be an offer to buy all the Bid Securities or a specified proportion of all the Bid Securities. The proportion specified must be the same for all holders of the Bid Securities.

(b) A Person who holds one (1) or more parcels of those securities as trustee or nominee for, or otherwise on account of, another Person may accept the offer as if a separate offer had been made in relation to:

(i) each of those parcels; and

(ii) any parcel they hold in their own right;

(c) All the offers made must be the same. In applying this paragraph, the following shall be disregarded:

(i) any differences in the offers attributable to the fact that the number of Bid Securities that may be acquired under each offer is limited by the number of Bid Securities held by the holder;

(ii) any differences in the offers attributable to the fact that the offers relate to Bid Securities having different accrued dividend or distribution entitlements;

(iii) any differences in the offers attributable to the fact that the offers relate to Bid Securities on which different amounts are paid up o remain unpaid;

(iv) any differences in the offers attributable to the fact that the Person making the offer may issue or transfer only whole numbers o securities as consideration for the acquisition; and

(v) any additional cash amount offered to holders instead of th fraction of a security that would otherwise be offered.

(d) The consideration offered for Bid Securities must equal or exceed th maximum consideration that the Person making the offer directly c Indirectly provided, or agreed to provide, for Shares under any purchase c agreement during the four (4) months before the first day of the period of th offer.

(e) A Person making an offer for Bid Securities must not directly or Indirectl during the period of the offer, give, offer to give or agree to give a benefit a Person if:

(i) the benefit is likely to induce the Person directly or Indirectly to:

A. accept the offer; or

B. dispose of Shares; and

(ii) the same benefit is not offered to all holders of Bid Securities.

(f) The period of the offer must:

(i) start on the date the first offer is made; and

(ii) last for at least one (1) month, and not more than twelve (12) months.

If, within the last seven (7) days of the period of the offer:

(iii) the offers are varied to improve the consideration offered (including by offering an alternative form of consideration); or

(iv) the number of Shares in which the Person making the offer directly or Indirectly holds a Relevant Interest, or both, increases to more than fifty percent (50%) of the issued and outstanding share capital of the Company,

the period of the offer is extended so that it ends fourteen (14) days after the event referred to in paragraph (iii) or (iv) above.

(g) Offers must not be subject to a maximum acceptance condition. A maximum acceptance condition is one that provides that the offers will terminate, or the maximum consideration offered will be reduced, if effectively one or more of the following occurs:

(i) the number of Bid Securities for which the Person making the offer receives acceptances reaches or exceeds a particular number; or

(ii) the number of Shares in which the Person making the offer directly or Indirectly holds a Relevant Interest, or both, reaches or exceeds a particular percentage of the issued and outstanding share capital of the Company; or

(iii) the percentage of Bid Securities the Person making the offer has a Relevant Interest in reaches or exceeds a particular percentage of Bid Securities in that class.

Offers must not be subject to a discriminatory condition. A discriminatory condition is a condition that allows the Person making the offer to acquire or may result in that Person acquiring, Bid Securities from some but not all of the people who accept the offers.

Offers must not be subject to a condition if the fulfilment of the condition depends on:

(iv) the opinion, belief or other state of mind of the Person making the offer or an Associate; or

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(v) the happening of an event that is within the sole control of, or is a direct result of action by, any of the following:

A. the Person making the offer (acting alone or together with an Associate); or

B. an Associate (acting alone or together with the Person making the offer or another Associate of that Person).

(h) The Person making the offer may only vary the offer made by:

(i) improving the consideration offered (including by offering an additional form of consideration); or

(ii) extending the period of the offer.

The term of unaccepted offers must be varied in the same way. Any person who has already accepted an offer must be entitled to the improved consideration and, in the case of an addition of a new form of consideration, be entitled to make a fresh election.

(i) A Person making an offer that is unconditional may extend the period of the offer at any time before the end of the offer. A Person making an offer that is still subject to conditions may only extend the period of the offer at least seven (7) days before the end of the period of the offer unless during that seven (7) day period another Person announces a bid for Bid Securities or improves the consideration offered under another bid for Bid Securities.

(j) Each offer must be in writing and have the same date. This date is the day the first offer is made.

(k) The Person making the offer must, at the same time it gives its offer to holders of Bid Securities, also give a document to those holders setting out all information known to the Person that is material to the making of the decision by a holder of Bid Securities whether or not to accept the offer. This document must be given to the Company and all Relevant Stock Exchanges at least fourteen (14) days before it is given to these holders and must be dated. The date is the date on which the document is given to ASX. If the Person making the offer becomes aware of:

(i) a misleading or deceptive statement in the document; or

(ii) an omission from the document of information required by Bye-law 70A.1 or Bye-law 70A.10; or

(iii) a new circumstance that:

A. has arisen since the document was given to th Company; and

B. would have been required by Bye-law 70A.1 or Bye-la 70A.10 to be included in the document if it had arise before the document was given to the Company,

that is material from the point of view of a holder of Bid Securitie the Person making the offer must prepare a supplementa document that remedies this defect. The Person making the off

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must give the supplementary document to the Company and give a copy to all Relevant Stock Exchanges. The supplementary document must be dated. The date is the date on which the supplementary document is given to ASX.

70A.11 A bid for Shares is taken to comply with the principles in Bye-law 70A.10 if it is a *Corporations Act* Bid at all relevant times. The Board must act reasonably and in a timely manner in agreeing with a Person making a *Corporations Act* Bid to any modifications or exemptions to the application of Parts 6.4, 6.5, 6.6 and 6.8 of the *Corporations Act* to a *Corporations Act* Bid having regard to the purposes in Bye-law 70A.1, the principles in Bye-law 70A.10 and Australian Law and Policy.

70A.12 If a Takeover Bid is made, the Company must:

(a) give to all holders of Bid Securities, all Relevant Stock Exchanges and the Person making the Takeover Bid a document in a timely manner setting out all information that the holders and their professional advisers would reasonably require to make an informed assessment whether to accept an offer under the Takeover Bid. The document must contain this information:

(i) only to the extent to which it is reasonable for investors and their professional advisers to expect to see the information in the document; and

(ii) only if the information is known to any members of the Board; and

The document must also contain a statement by each member of the Board

(iii) recommending that offers under the Takeover Bid be accepted o not accepted, and giving reasons for the recommendation; or

(iv) giving reasons why a recommendation is not made.

The document must be dated. The date is the date on which the documen is given to ASX;

(b) if it becomes aware of:

(i) a misleading or deceptive statement in the document; or

(ii) an omission from the document of information required b paragraph (a) above; or

(iii) a new circumstance that:

A. has arisen since the document was given to the Perso making the offer; and

B. would have been required by paragraph (a) above to b included if it had arisen before the document was give to the Person making the offer,

that is material from the point of view of a holder of Bid Securitie prepare a supplementary document that remedies this defect ar give it to the Person making the offer and all Relevant Sto Exchanges. The supplementary document must be dated. Tl date is the date on which the supplementary document is given ASX; and

60-3071

(c) if it has been given a document in accordance with Bye-law 70A.10(k) and the Person making the offer makes a request for information under this paragraph for the purposes of fulfilling the purposes under Bye-law 70A.1 and complying with the principles under Bye-law 70A.10, the Company must inform the Person of the name and address of each Person who held Bid Securities and that Person's holding, at the specified time by the Person making the offer. The Company must give the information to the Person making the offer in a timely manner and:

(i) in the form that the Person requests; or

(ii) if the Company is unable to comply with the request – in writing.

If the Company must give the information to the Person in electronic form, the information must be readable but the information need not be formatted for the preferred operating system of the Person making the offer.

70A.13 The Company may, by giving notice in writing, require the holder of a Share to give to the Company, within two (2) Business Days after receiving the notice, a statement in writing setting out:

(a) full details of the holder's Relevant Interest and of the circumstances giving rise to that Relevant Interest; and

(b) the name and address of each other Person who has a Relevant Interest together with full details of:

(i) the nature and extent of the Relevant Interest; and

(ii) the circumstances that give rise to the Person's Relevant Interest; and

(c) the name and address of each Person who has given the holder of the Shares or the Person as referred to in paragraph (b) above instructions about:

(i) the acquisition or disposal of a Relevant Interest; or

(ii) the exercise of any voting or other rights attached to a Relevan Interest;

(iii) any other matter relating to a Relevant Interest;

together with full details of those instructions (including the date or dates o which those relevant instructions were given).

A matter referred to in paragraph (b) or (c) need only be disclosed to th extent to which it is known to the Person making the disclosure.

Where a statement is delivered to the Company containing any details a referred to in paragraphs (b) or (c), the Company may, by giving notice i writing, require a holder of a Share to give to the Company or to use its be endeavours to procure that any other Persons as referred to in paragrapl (b) or (c) above to give to the Company, within two (2) days after receivir the notice, a statement in writing setting out the details as referred to paragraphs (a), (b) and/or (c) above.

70A.14 Within two (2) Business Days of:

(a) a Person beginning to have, or ceasing to have, a Substantial Holding; or

(b) where a Person has a Substantial Holding, a movement of at least 1% in that Person's holding of Shares; or

(c) a Person making a Takeover Bid,

that Person must give the Company and each Relevant Stock Exchange a statement in writing setting out:

(d) the Person's name and address;

(e) full details of the Person's Relevant Interest;

(f) details of any Relevant Agreement through which the Person would hold a Relevant Interest;

(g) the name and address of each Associate who has a Relevant Interest together with full details of:

(i) the nature of their association with the Associate;

(ii) the Relevant Interest of the Associate; and

(iii) any Relevant Agreement through which the Associate has the Relevant Interest; and

(iv) if the information is being given because of a movement in the Person's holding of Shares, the size and date of that movement; and

(v) if the information is being given because a Person has ceased to be an Associate, the name of that Person.

The statement must be accompanied by:

(a) a copy of any document setting out the terms of any Relevant Agreement that contributed to the situation giving rise to the Person needing to provide the information which is in writing and readily available to the Person; and

(b) a statement by the Person giving full and accurate details of any contract scheme or arrangement that contributed to the situation giving rise to the person needing to provide the information which is not both in writing and readily available to the Person.

70A.15 So long as Shares are quoted on ASX, if the Company becomes subject to the law of any jurisdiction which applies so as to regulate the acquisition of control, and the conduct of any takeover, of the Company:

(a) the Company shall consult promptly with ASX to determine whether, in the light of the application of such law:

(i) ASX requires amendment of Bye-law 70A or Bye-law 70B in order for these Bye-laws to comply with the Listing Rules as then in force; or

(ii) any waiver of the Listing Rules permitting the inclusion of all or part of Bye-law 70A or Bye-law 70B has ceased to have effect; and

(b) where:

(i) the Listing Rules require these Bye-laws to contain a provision and it does not contain such a provision;

(ii) the Listing Rules require these Bye-laws not to contain a provision and it contains such a provision; or

(iii) any provision of these Bye-laws is or becomes inconsistent with the Listing Rules,

the Board shall put to a general meeting a proposal to amend these Bye-laws so as to make them, to the fullest extent permitted by any applicable law, consistent with the Listing Rules.

PROPORTIONAL TAKEOVER BID APPROVAL

70B Proportional Takeover Bid approval

In addition to the meanings and rules of interpretation set out in Bye-law 1, capitalised terms used in this Bye-law 70B have the following meanings:

Approving Resolution means a resolution to approve a Proportional Takeover Bid in accordance with this Bye-law 70B.

Associate has the meaning given in Bye-law 70A.

Deadline means the 14th day before the last day of the offer period for a Proportional Takeover Bid.

Person has the meaning given in Bye-law 70A.

Proportional Takeover Bid means a Takeover for a specified proportion of al Shares.

Relevant Stock Exchange has the meaning given in Bye-law 70A..

Takeover Bid has the meaning given in Bye-law 70A.

Voter means a Person (other than the bidder under a Proportional Takeover Bid or a Associate of that bidder) who, as at the end of the day on which the first offer unde that bid was made, held Shares.

70B.1 Where offers are made under a Proportional Takeover Bid, the Directors must call an arrange to hold a meeting of Voters for the purpose of voting on an Approvin Resolution before the Deadline. Notwithstanding Bye-law 33, for the purposes of th Bye-law 70B.1, the meeting of Voters may be called upon not less than 10 day notice.

70B.2 If an Approving Resolution in relation to a Proportional Takeover Bid is voted on accordance with this Bye-law 70B before the Deadline, the Company must, on before the Deadline, give the bidder and each Relevant Stock Exchange a writt

notice stating that an Approving Resolution has been voted on and whether the resolution was passed or rejected.

70B.3 Notwithstanding any other Bye-law, the Board must refuse to register a transfer of Shares giving effect to a takeover contract for a Proportional Takeover Bid unless and until an Approving Resolution is passed in accordance with this Bye-law 70B.

70B.4 Voting on an Approving Resolution

(a) Subject to Bye-law 70B.1, the provisions of these Bye-laws concerning meetings of Members (with the necessary changes) apply to a meeting held pursuant to Bye-law 70B.1.

(b) Subject to these Bye-laws, every Voter present at the meeting held under Bye-law 70B.1 is entitled to one vote for each Share that the Voter holds.

(c) To be effective, an Approving Resolution must be passed before the Deadline.

(d) An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(e) If no Approving Resolution has been voted on as at the end of the day before the Deadline, an Approving Resolution is taken, for the purposes of this Bye-law 70B, to have been passed in accordance with this Bye-law 70B.

70B.5 This Bye-law 70B ceases to apply on the third anniversary of its last adoption, or last renewal.

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Schedule B

Terms of Options to be granted pursuant to Resolution 2

The terms and conditions of any options granted to Mr Walter Vorwerk, or his permitted nominee, pursuant to Resolution 2, are as follows:

1. The options will expire on the first to occur of the following:

   (a) if the holder (or the person by virtue of whom the holder holds options) ceases to be a director, employee or consultant of the Company for any reason other than set out in paragraph (b) below, one month thereafter;

   (b) if the holder (or the person by virtue of whom the holder holds options) dies, retires, is retrenched, becomes bankrupt, wound up or deregistered, twelve months thereafter; or

   (c) 5 years after the date of their grant,

   ("**Expiry Date**").

2. The exercise price of each option is £3.43 ("**Exercise Price**"). Unless the board otherwise resolves, the holder will only be entitled to take delivery of and be liable to pay for the shares the subject of the options after expiry of the following periods and in the following proportions:

   (a) in respect of one third of the options, 12 months after the date of their grant;

   (b) in respect of one third of the options, 24 months after the date of their grant; and

   (c) in respect of one third of the options, 36 months after the date of their grant.

3. The exercise of each option will entitle the holder to one fully paid ordinary share in the capital of the Company.

4. Subject to paragraph 2 above, the options may be exercised at any time on or before the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. A certificate will be issued for options. On the reverse side of the certificate there will be endorsed a notice that is to be completed when exercising the options. If there is more than one option on a certificate and prior to the Expiry Date those options are exercised in part, the Company will issue another certificate for the balance of the options held and not yet exercised.

6. Exercise of the options is effected by completing the notice of exercise of options on the reverse side of the option certificate and forwarding it to the Company, together with payment of the Exercise Price.

7. An option holder is required to exercise the option in order to participate in a bonus or entitlement issue of shares made by the Company. Option holders will be provided written notice of the terms of the issue to shareholders and afforded that period as determined by the ASX Listing Rules before the record closing date to determine entitlements to the issue to exercise their options.

8. In the event of any reorganisation (including consolidation, subdivision, reduction or return of the issued capital of the Company, the options will be reorganised in accordance with the ASX Listing Rules.

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9. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation on ASX and the LSE of shares issued pursuant to the exercise of options.

10. Application will not be made for official quotation of the options on ASX or the LSE.

11. Options are not transferable without the prior written approval of the board of Directors.

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AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	7 October 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	3 (Including this cover page)
Re:	**ANNOUNCEMENT:**
	Results - General Meeting of Shareholders held 3 October 2002

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699

LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000

P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850

TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5041

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

7 October 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir

GENERAL MEETING OF SHAREHOLDERS

We advise the following ordinary resolutions placed before shareholders at General Meeting on 3 October 2002 were approved as follows:

1. **ORDINARY RESOLUTION: AMENDMENT OF BYE-LAWS**

"That, in accordance with Bye-law 94 of the Bye-laws and for all other purposes, the amendments to the Bye-laws set out in Schedule A to the Explanatory Memorandum be approved."

In favour: 34,050,057 Against: 210,054 Abstain: 3,450

2. **ORDINARY RESOLUTION: GRANT OF OPTIONS TO MR WALTER VORWERK**

"That, for the purpose of ASX Listing Rule 10.11 and for all other purposes, the Directors be authorised to grant 400,000 Options to Mr Walter Vorwerk, a Director, (or his permitted nominee) exercisable at £3.43 and otherwise on the terms and conditions set out in the Explanatory Memorandum."

In favour: 32,388,075 Against: 1,862,391 Abstain: 13,095

A.C.N. 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH W.A. 6000, P.O. BOX 7209, CLOISTERS SQUARE, W.A 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

3. **ORDINARY RESOLUTION: RATIFICATION OF ISSUE OF SHARES TO ZIMASCO CONSOLIDATED ENTERPRISES LIMITED**

"That, for the purpose of ASX Listing Rule 7.4 and all other purposes, the allotment and issue of 6,862,658 Shares to Zimasco Consolidated Enterprises Limited in consideration for the acquisition of 50% of the shares in ZCE Platinum Limited and otherwise on the terms and conditions set out in the Explanatory Memorandum be approved and ratified."

In favour: 27,380,035 Against: 9 Abstain: 6,883,517

Yours faithfully
Aquarius Platinum Limited

WILLI BOEHM
Company Secretary